James A. Beer    Executive Vice President and Chief Financial Officer

Via EDGAR Submission

August 18, 2017

Mr. Craig Arakawa

Accountant Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McKesson Corporation
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 22, 2017
File No. 001-13252

Dear Mr. Arakawa:

On behalf of McKesson Corporation (the “Company” or “we”), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 17, 2017 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended March 31, 2017 (the “2017 Form 10-K”). We have recited the comments contained in the Comment Letter in bold type below and have set forth the Company’s response below the text of each comment.

Form 10-K for the Fiscal Year Ended March 31, 2017

Financial Notes

2. Healthcare Technology Net Asset Exchange, page 72

1.	We note that on March 1, 2017 you contributed a majority of McKesson Technology Solutions businesses to a newly formed entity, Change Healthcare, LLC (“Change”). We understand that in exchange for this contribution you received a 70% economic interest in Change, Change Healthcare Holdings, Inc. owns the remaining equity interest, and you account for the investment as a joint venture using the equity method of accounting. Please provide us with an analysis explaining how you determined that Change is not a variable interest entity pursuant to ASC 810-10-15-14 that should be evaluated for consolidation pursuant to the guidance for variable interest entities outlined in ASC 810. Also, if you determined that Change is a variable interest entity, please indicate which entity you determined to be the primary beneficiary and explain the basis for your conclusions.

Before addressing the Staff’s first comment, the Company would like to provide the Staff with a brief overview of Change Healthcare, LLC (“Change”).

Background Information

On March 1, 2017, we contributed a majority of our McKesson Technology Solutions segment (“MTS”) to a newly formed entity, Change. In exchange for this contribution we received an approximately 70% economic interest in Change. Blackstone and Hellman & Friedman (“CHC Stockholders”) contributed 100% of the stock of Change Healthcare Holdings, Inc (“CHC”) and in exchange received an approximately 30% interest in Change.

The core business operations of Change are to deliver financial, operational and clinical solutions to payers, providers and consumers in the healthcare industry through innovative technology products and services. Change expects, as a result of complementary assets and technological expertise, to capitalize on emerging trends in value-based care and consumerism and to create a more extensive reach that provides a scaled business platform for future investment and innovation. As an example, Change expects to leverage the combination of data from CHC that is heavily weighted toward third party payers and MTS that is heavily weighted toward healthcare providers to develop new and innovative products to simplify the administration of healthcare. Further, partnering with CHC Stockholders (experienced private equity firms) will bring an enhanced focus on maximizing the value of Change and provide enhanced market opportunities and strategic direction.

Variable Interest Entity Assessment

The Company first concluded that none of the scope exceptions in the general subsection of ASC 810-10 or the Variable Interest Entity subsection were applicable to our interest in Change. As the criteria for determining whether a limited partnership (or similar entity) is a variable interest entity (“VIE”) are different from the criteria for entities other than limited partnerships, we next considered whether Change, a limited liability company, should be considered a “similar entity” to a limited partnership. Change does not have a single general partner or managing member and is governed by a board of directors that has substantive decision-making rights (as discussed more fully below). Therefore, we concluded the governing provisions of Change are not the functional equivalent of a limited partnership and that Change should not be considered a limited partnership or similar entity for the purpose of the VIE analysis herein.

The Company then analyzed the conditions in ASC 810-10-15-14 noting that if any of those conditions were present, Change would be considered a VIE. Our analysis was as follows:

•	The total equity investment at risk is not sufficient for Change to finance its activities without additional subordinated financial support provided by any parties, including equity holders. (ASC 810-10-15-14(a))

The equity interests held by the Company and CHC Stockholders:

•	Are reported as equity in the financial statements of Change;

•	Participate significantly in profits and losses of Change;

•	Were not issued in exchange for subordinated interests in other VIEs; and

•	Were not acquired by the Company or CHC Stockholders with amounts either (1) provided to them by Change or other parties involved with Change or (2) financed by Change or other parties involved with Change.

We performed a qualitative analysis of the equity at risk and determined it was sufficient primarily based on the following:

•	ASC 810-10-25-45 indicates that equity at risk of less than 10% of the entity’s total assets would not be considered sufficient unless the equity at risk can be demonstrated to be sufficient. The ratio of equity investment at risk to total assets of Change on a fair value basis on the contribution date is approximately 44% which is well in excess of 10%.

•	The businesses contributed to Change each have established operations that have historically generated net income and positive cash flows. The expectation upon formation of Change is that contributed businesses will generate incremental profits and cash flows operating on a combined basis.

•	In March 2017, Change secured financing without guarantees or commitments from the Company or CHC Stockholders by entering into a $5.1 billion term loan facility and issuing $1 billion of senior notes at market interest rates.

Based primarily on the above considerations, the Company concluded the equity investment at risk was sufficient and the condition in ASC 810-10-15-14(a) was not present.

•	The Company and CHC Stockholders, as a group, lack the characteristics of a controlling financial interest (ASC 810-10-15-14(b))

We evaluated the purpose and design of Change and determined the activities that most significantly impact the economic performance of Change were as follows:

•	Maintaining existing products and services,

•	Developing and innovating new products,

•	Marketing and selling products offered,

•	Providing customer service, and

•	Creating and managing financial and operating plans.

The Board of Directors of Change includes no more than ten directors: four are appointed by the Company (one of which is required to be independent), four are appointed by an entity owned by CHC Stockholders (the “CHC Stockholder Entity”) (one of which is required to be independent), one is selected jointly by the Company and CHC Stockholder Entity and one is the CEO of Change. The initial chairman of the Board of Directors is the CEO of the Company, a nominee director of the Company.

The Change LLC Agreement enumerates a substantial number of activities that require explicit approval of both the Company and CHC Stockholders. Those activities are referred to as “reserved matters” in the Change LLC Agreement. Among many other things, those activities include (1) review and approval of Change’s annual operating plan, operating budget and capital budget (the business plan, operating budget and capital budget are prepared at a level of detail sufficient for the board members to perform a substantive review and participate in related operating and capital decisions), (2) hiring, terminating and setting compensation for the CEO, (3) sale or lease of the entity’s assets outside the normal course of business (as contemplated in the business plan and budgets), (4) appointment of auditors, (5) changes in the Board of Directors or its composition, (6) borrowing money or prepaying debt obligations, (7) issuing or repurchasing equity and (8) pursuing business combinations.

Matters not identified as reserved matters generally require a simple majority vote of the board to approve. Based on our analysis of the reserved matters, we concluded that the right of the Company and CHC Stockholders to approve or block the reserved matters encompasses the power to direct all of the activities that most significantly impact the economic performance of Change. Further, because all matters not identified as reserved matters require approval of a simple majority of the directors and the Change CEO and management may be removed by the board, there are no parties other than the holders of the equity investment at risk that have power over the most significant activities of Change.

Similarly, the holders of the equity at risk have the obligation to absorb the expected losses and the right to receive the expected residual returns of Change. There are no provisions in place that protect the equity holders from absorbing losses or cap their returns and there are no terms or provisions in place that serve to guarantee a return to any equity holder.

Based on these considerations, we determined the condition in ASC 810-10-15-14(b) is not present.

•	The voting rights of some investors are not proportionate to their obligation to absorb expected losses, their rights to receive the expected residual returns, or both and substantially all of the legal entities’ activities either involve or are conducted on behalf of the investor with disproportionately few voting rights (ASC 810-10-15-14(c))

Because the Company and CHC Stockholders jointly make significant operating and financial decisions while the economic interests are generally based on the specific equity interests (70% owned by the Company and 30% owned by the CHC Stockholders), the Company has disproportionately fewer voting rights relative to its economic interest in Change. As discussed in the Background Information section of our response above, combining MTS with Change Business will bring together the complementary assets, capabilities, expertise and management talents from both businesses. We believe that in addition to the benefits of combining the contributed businesses, partnering with CHC Stockholders (experienced private equity firms) will bring an enhanced focus on maximizing the value of Change and provide enhanced market opportunities and strategic direction to maximize value for both our customers and our shareholders.

Further, it is not the case that substantially all of the activities of Change involve or are conducted on behalf of the Company or any of its related parties. Change’s business operations are to sell technology solution services and products to third party customers and all products, long-lived assets, and intellectual property that are significant to the operations of Change are owned by Change. Change is largely independent of the Company from an operational perspective with only certain limited administrative functions (including information technology, finance and other administrative services) being provided by the Company for a limited period of time after the contribution transaction. Change is not an extension of the Company’s business and is not economically dependent on the Company. Finally, there are no related party relationships, as defined in ASC 850 or in ASC 810-10-25-43(a) through (c) between the Company and CHC Stockholders.

Based primarily on these considerations, we concluded the conditions in ASC 810-10-15-4(c) were not present.

Conclusion

In summary, Change does not meet criteria (a), (b), or (c) in ASC 810-10-15-14 and therefore it is not a variable interest entity and should not be evaluated for consolidation pursuant to the guidance for variable interest entities outlined in ASC 810.

Accordingly, we concluded our consolidation assessment for Change should be performed under the General Subsections of ASC 810. While it was not the subject of the Staff’s comment above, we respectfully advise the Staff that, under the General Subsections of ASC 810 the Company concluded it does not have a controlling financial interest in Change and therefore should not consolidate it. That conclusion was based primarily on the same considerations discussed above with respect to the governance of Change and, in particular, the participatory nature of the reserved matters which require approval of both the Company and CHC Stockholders. We would be happy to provide further information regarding this analysis if the Staff believes it would be helpful.

11. Redeemable Noncontrolling Interests and Noncontrolling Interests

2.	We note that you disclose redeemable noncontrolling interests in your consolidated balance sheets as of March 31, 2016 and 2015. Please revise the notes to your financial statements to include reconciliations of the beginning and ending balances of redeemable noncontrolling interests for each period presented in your consolidated statements of operations. Refer to the guidance outlined in ASC 505-10-S99-1.

In accordance with the Staff’s comment, we have expanded our disclosure to include reconciliations of the beginning and ending balances of redeemable noncontrolling interests for each period presented in the consolidated statements of operations, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2017 filed on July 27, 2017.

For illustrative purposes, we have provided below a sample table that provides the reconciliation of changes in redeemable noncontrolling interests for the three years ended March 31, 2017:

(In millions)	Redeemable Noncontrolling Interests
Balance, March 31, 2014	$—
Net income attributable to noncontrolling interests (1)	62
Other comprehensive loss	(105)
Purchase of noncontrolling interests	(9)
Reclassification from Total Equity to Redeemable Noncontrolling Interests (2)	1,500
Reclassification of guaranteed dividends and recurring compensation to other accrued liabilities	(62)

Balance, March 31, 2015	1,386
Net income attributable to noncontrolling interests (1)	44
Other comprehensive income	20
Reclassification of recurring compensation to other accrued liabilities	(44)

Balance, March 31, 2016	$1,406
Net income attributable to noncontrolling interests (1)	44
Other comprehensive loss	(79)
Reclassification of recurring compensation to other accrued liabilities	(44)

Balance, March 31, 2017	$1,327

(1)	Redeemable noncontrolling interests for 2015 included the guaranteed dividend of $50 million and the annual compensation amount of $12 million, and for 2016 and 2017 included the annual compensation amount of $44 million associated with the noncontrolling shareholders of Celesio AG (“Celesio”).
(2)	The carrying value of noncontrolling interests related to Celesio of $1.5 billion was reclassified from “Total Equity” to “Redeemable Noncontrolling Interests” in 2015 as a result of the put right upon the effectiveness of the domination agreement and profit and loss transfer.

*            *             *

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact either Erin Lampert, Senior Vice President and Controller, at (415) 983-8713, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ James A. Beer

James A. Beer

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission
Linda Cvrkel, U.S. Securities and Exchange Commission
John H. Hammergren, McKesson Corporation
Lori A. Schechter, McKesson Corporation
Erin M. Lampert, McKesson Corporation
John Saia, McKesson Corporation